BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT OF RELATED PARTY TRANSACTION

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in accordance with item XXXII of article 33 of Instruction CVM No. 80/2022, informs its shareholders and the market in general of the following related party transaction (“Transaction”):

Related Party Names	BRF S.A., BRF Global GmbH, Quickfood S.A. (“Quickfood”) and Marfrig Global Foods S.A. (“Marfrig”)
Relationship with the Company

Pursuant to item 4.1.2(iv) of the Related Party Transactions Policy of BRF (“Policy”), the existence of significant influence of an entity is presumed when it “holds 20% (twenty percent) or more shares or quotas with voting rights of the investee”.

Considering that Marfrig currently holds approximately 33,27% (thirty-two and twenty-seven hundredth percent) of the common shares issued by BRF, the provisions of the mentioned item 4.1.2(iv) of the Policy are applicable.

Date of the Transaction	July 18, 2022.
Transaction Value	Approximately USD10,000,000.00 (ten million United States dollars).
Scope of the Agreement	Distribution by Quickfood of “Sadia” branded products in Argentina.
Main Terms and Conditions

Term: January 1, 2023, with a possible extension until January 1, 2024, provided that specific performance goals are achieved by Quickfood.

Pricing: market price negotiated every six months.

Exclusivity: BRF may not sell the same products to a different distributor in the country.

Estimated Volume: 2,500 (two thousand and five hundred) tons.

Guarantee: Marfrig will serve as the guarantor of Quickfood’s payment obligations.

Explanations why the Company's management considers that the Transaction fulfilled the commutative conditions or provides for adequate compensatory payment

The Company's management considers that the Transaction fulfilled the commutative conditions and that it provides for adequate compensatory payment, as its terms and conditions were:

(i) analyzed and validated by several areas of the Company, including from a commercial, technical and legal perspective;

(ii) subject of a technical note approved by the Compliance and Legal Departments;

(iii) previously approved by the Company's Audit, pursuant to item 4.3.1 of the Policy, having been considered consistent with the best market practices for operations of same nature or similar nature to the Transaction and in accordance with the Company's interests; and

(iv) approved, in general terms, by the Board of Directors.

Potential participation of the counterparty, its partners, or managers in the decision process of the Company regarding the Transaction or the negotiation of the Transaction as representatives of the Company, describing such participation

Although the agreement of the Transaction was executed on July 18, 2022, its terms and conditions were approved by the members of the Board of Directors whose term ended on the Ordinary and Extraordinary General Shareholders’ Meeting held on March 28, 2022. Therefore, the current members of the Company’s Board of Directors had no participation on the approval of the terms and conditions of the Transaction.

Thus, there was no participation of Marfrig, its managers and/or its shareholders in the decision-making process by BRF regarding the Transaction, nor did such persons participate in the negotiation of the Transaction as representatives of BRF.

São Paulo, July 27, 2022.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer